Exhibit (h)(25)

FUND/SERV AND NETWORKING SUPPLEMENT TO

PARTICIPATION AGREEMENT

BY AND AMONG

TIAA-CREF LIFE INSURANCE COMPANY

MFS VARIABLE INSURANCE TRUST

AND

MASSACHUSETTS FINANCIAL SERVICES COMPANY

This Fund/SERV and Networking Supplement, dated as of February 28, 2006 (the “Supplement”), to the Participation Agreement, dated as of February 28, 2006 by and among TIAA-CREF LIFE INSURANCE COMPANY (the “Company”), MFS Variable Insurance Trust (the “Trust”), and Massachusetts Financial Services Company (“MFS”) (the “Agreement”).

WHEREAS, MFS Fund Distributors, Inc. (“MFD”), a wholly-owned subsidiary of MFS, is registered as a broker-dealer with the Securities and Exchange Commission (the “SEC’) under the Securities Exchange Act of 1934 (the “1934 Act”), and is a member in good standing of the National Association of Securities Dealers, Inc.;

WHEREAS, MFD serves as the Distributor of the Trust pursuant to a Distribution Agreement between MFD and the Trust;

WHEREAS, MFD and the Company are members in good standing of the National Securities Clearing Corporation (the “NSCC”) or otherwise have access to the facilities of the NSCC;

WHEREAS, the parties to the Agreement wish to supplement the Agreement to permit the transmission of transaction, registration and other data via NSCC Facilities, which may include Fund/SERV, Networking, the Mutual Fund Profile Service (the “MFPS”) and the Defined Contribution Clearing and Settlement Service;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, the Company, the Trust and MFS hereby agree to supplement and amend the Agreement as follows:

1. Joinder of Additional Party. The parties to the Agreement agree to the joinder of MFD as a party to the Agreement, as supplemented and amended. MFD shall be entitled to all of the rights and benefits, and subject to all of the obligations, of the Agreement, as modified by this Supplement. The respective obligations of MFD, the Trust and MFS shall be several and not joint.

2. Transactions Subject to Fund/SERV and Networking. (a) On each business day that the New York Stock Exchange is open for business on which the Portfolios determine their per share net asset values (each, a “Business Day”), MFD or its designee shall accept, and effect changes in its records upon receipt of, purchase, redemption, exchange, and registration instructions from the Company electronically through Fund/SERV without supporting documentation. In the event of any conflict between the terms of the Article I of the Agreement and the terms of this Supplement, the terms of this Supplement shall govern.

(b) Each party hereby agrees to participate in Networking with the other party pursuant to a mutually agreeable matrix or trust level established by the NSCC, in accordance with the terms and conditions of the Standard or Trust Networking Agreement, as applicable, as filed with the NSCC (the “Standard Networking Agreement”), as amended by this Supplement. In the event of any conflict between the terms of the Standard Networking Agreement and the terms of this Supplement, the terms of this Supplement shall govern.

3. Procedures for Order and Settlement. (a) MFD shall, subject to availability, furnish the Company, for each Portfolio, by 7:00 p.m. Eastern Time, the following: (1) net asset value information as of the close of trading (currently 4:00 p.m. Eastern Time, the “Close of Trading”) on each Business Day or at such other time as the net asset value of a Portfolio is calculated; and (2) as applicable, the daily accrual or distribution rate factor as it becomes available. All such notifications will be communicated via Networking or the MFPS.

(b) Upon receipt of purchase and redemption instructions from the Policy holders for acceptance as of the Close of Trading on each Business Day (“Instructions”), the Company shall calculate the net purchase or redemption order for each Portfolio. Orders for net purchases and/or net redemptions received by the Company prior to the Close of Trading on any given Business Day shall be transmitted to MFD or its designee via the NSCC by 6:30 a.m. Eastern Time on the next Business Day. Subject to the Company’s compliance with the foregoing, MFD hereby appoints the Company as its limited purpose agent for the purpose of receiving Instructions from Policy holders, and the Business Day on which Instructions are received by the Company in proper form prior to the Close of Trading shall be the date as of which shares of the Portfolios are deemed purchased or redeemed pursuant to such Instructions. Instructions received in proper form by the Company after the Close of Trading on any given Business Day shall be treated as if received on the next following Business Day. Dividends and capital gains distributions shall be automatically reinvested at net asset value in accordance with the Portfolios’ then current prospectuses.

(c) The Company and MFD shall settle net purchase and redemption transactions pursuant to, and in accordance with, NSCC rules and procedures.

4. Dividends and Distributions. Upon the declaration of each dividend and each capital gain distribution by the Trustees of the Trust with respect to shares of the Portfolios, MFD shall furnish, or cause to be furnished to, the Company information setting forth the date of the declaration of such dividend or distribution, the ex-dividend date, the date of payment thereof, the record date as of which shareholders are entitled to payment, the amount payable per share to the shareholders of record as of that date, and the total amount payable on the payment date. All such notifications will be communicated via Networking or the MFPS.

5. Verification. Each party shall notify the other of any errors, omissions or interruptions in, or delay or unavailability of, any such transmission as promptly as possible.

6. Trade Corrections. Processing errors which result from any delay or error caused by the Company may be adjusted through Fund/SERV by the Company by the necessary transactions on an as-of basis and the cost to the Portfolio or MFD of such transactions shall be borne by the Company; provided however, prior authorization must be obtained from MFD if the transaction is back dated more than five days or to a previous calendar year.

7.	Representations and Warranties. MFD and the Company each represents, warrants, and covenants that:

(i) it shall perform any and all duties, functions, procedures and responsibilities assigned to it under this Supplement and as otherwise established by the NSCC in a competent manner and in compliance with (a) all applicable laws, rules and regulations, including NSCC rules and procedures relating to Fund/SERV, and; (b) the then current prospectuses and statements of additional information of the Trust’s Portfolios;

(ii) it shall maintain facilities, equipment and skilled personnel sufficient to perform the foregoing activities and to otherwise comply with the terms of this Agreement;

(iii) all trades, confirmations and other information provided by one party to the other party through Fund/SERV and pursuant to this Agreement shall be accurate, complete and, in the format prescribed by the NSCC. Each party shall adopt, implement and maintain procedures reasonably designed to ensure the accuracy of all transmissions through Fund/SERV and to limit the access to, and the inputting of data into, Fund/SERV to persons specifically authorized by such party; and

(iv) it has duly executed and delivered the Standard Networking Agreement, and has filed such Agreement with the NSCC.

8. Indemnification. (a) MFD shall indemnify and hold harmless the Company, and each of the Company’s divisions, subsidiaries, directors, officers, agents, employees and assigns of each of the foregoing (collectively, “Indemnified Company Parties”), against and from any and all demands, damages, liabilities, and losses, or any pending or completed actions, claims, suits, complaints, proceedings, or investigations (including reasonable attorneys fees and other costs, including all expenses of litigation or arbitration, judgments, fines or amounts paid in any settlement consented to by MFD) to which any of them may be or become subject to as a result or arising out of (i) any negligent act or omission by MFD relating to Fund/SERV provided the Company has not acted negligently; (ii) any breach of MFD’s representations or warranties contained in this Supplement; or (iii) MFD’s failure to comply with any of the terms of this Supplement

(b) The Company shall indemnify and hold harmless the Trust, MFS, MFD, the Trust’s custodian, the Trust’s shareholder servicing agent, each of their affiliated companies, and all of the divisions, subsidiaries, directors, trustees, officers, agents, employees and assigns of each of the foregoing (collectively, “Indemnified MFS Parties”), against and from any and all demands, damages, liabilities, and losses, or any pending or completed actions, claims, suits, complaints, proceedings, or investigations (including reasonable attorneys fees and other costs, including all expenses of litigation or arbitration, judgments, fines or amounts paid in any settlement consented to by the Company) to which any of them may be or become subject to as a result or arising out of (i) any negligent act or omission by the Company, or its agents relating to Fund/SERV provided MFD has not acted negligently; (ii) any breach of the Company’s representations or warranties in this Supplement; (iii) the failure of the Company or its agents to comply with any of the terms of this Supplement; or (iv) MFD’s acceptance of any transaction or account maintenance information from the Company through Fund/SERV including any fraudulent or unauthorized transaction.

(c) If any action, suit, proceeding, or investigation is initiated, or any claim or demand is made, against any party indemnified hereto with respect to which such party (“Indemnified Party”) may make a claim against any other party hereto (“Indemnifying Party”) pursuant to this Section 8, then the Indemnified Party shall give prompt written notice of such action, suit, proceeding, investigation, claim or demand to the Indemnifying Party in accordance with the provisions set forth in the Agreement.

9. Scope of Trust’s Obligations. A copy of the Declaration of Trust as amended from time to time of the Trust is on file with the Secretary of State of The Commonwealth of Massachusetts. The Company acknowledges that the obligations of or arising out of this instrument are not binding upon any of the Trust’s trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, the Company further acknowledges that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, the Company also agrees that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and the Company agrees not to proceed against any series for the obligations of another series.

Except as expressly amended and supplemented hereby, the Agreement shall continue in full force and effect and unamended. All capitalized terms not defined in this Supplement shall have the meanings ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Supplement to be executed by their duly authorized officers as of the date first listed above.

TIAA-CREF LIFE INSURANCE COMPANY

By:	/s/ Bret L. Benham
Name:	Bret L. Benham
Title:	Sr. Vice President

MFS VARIABLE INSURANCE TRUST

By:	/s/ Susan S. Newton
Susan S. Newton
Assistant Secretary

MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	/s/ Robert J. Manning
Robert J. Manning
President and Chief Executive Officer

MFS FUND DISTRIBUTORS, INC.

By:	/s/ James A. Jessee
James A. Jessee
President